SE 14045251 ISSION

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SEC Mail Processing Section

MAY 27 2014

Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2013 (MM/DD/YY) AND ENDING 3/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LinkBrokers Derivatives LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Grand Street 2nd Floor

(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero (212)341-9289

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CD 6/2/14

OATH OR AFFIRMATION

I, Daniel Lago, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LinkBrokers Derivatives LLC, as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

Notary Public

DIANA BARONE
Notary Public
State of New Jersey
My Commission Expires Aug 19, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LinkBrokers Derivatives LLC
Statement of Financial Condition
March 31, 2014

pwc

LinkBrokers Derivatives LLC

Statement of Financial Condition

March 31, 2014

LinkBrokers Derivatives LLC
Index
March 31, 2014

pwc

Independent Auditor's Report

To the Member of LinkBrokers Derivatives LLC:

We have audited the accompanying statement of financial condition of LinkBrokers Derivatives LLC (the "Company") as of March 31, 2014.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of LinkBrokers Derivatives LLC at March 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

May 19, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

LinkBrokers Derivatives LLC
Statement of Financial Condition
Year Ended March 31, 2014

(dollars in thousands)

Assets		
Cash and cash equivalents	$	15,778
Total assets	$	15,778
Liabilities and Member's Equity		
Liabilities		
Payable to affiliate		642
Accrued expenses and other liabilities (Note 4)		14,045
Total liabilities		14,687
Commitments and contingencies (Note 5)		
Member's equity		1,091
Total liabilities and member's equity	$	15,778

(dollars in thousands)

1. Organization

LinkBrokers Derivatives LLC (the "Company") is a Delaware limited liability company. The Company's sole Member is ICAP Securities USA LLC, a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members ICAP US Financial Services LLC ("IUFS") and First Brokers Holdings Inc. ("FBHI"). FBHI is a wholly owned subsidiary of IUFS, and IUFS is owned by ICAP North America, Inc ("INAI"), fifty percent directly and the other fifty percent indirectly through ICAP US Investment Company ("IUIC"). IUIC is a wholly owned subsidiary of INAI.

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company, headquartered in New Jersey is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company acts as an agent primarily in equities and options for institutional clients.

On March 25, 2013, FINRA approved the Company's plan to sell its assets necessary to operate its then current business ("the Purchased Assets") to its affiliate ICAP Corporates LLC ("Corporates"). The transaction was completed immediately before the start of business on April 1, 2013 ("the closing date"). On the closing date the Company transferred to Corporates, and Corporates bought the Purchased Assets (including the assignment by the Company and the assumption of the employment of the Company's brokers engaged in the business). As of the closing date and throughout the year ended March 31, 2014 the Company did not engage in any new securities transactions, but continued to collect accrued commissions earned prior to the closing date. During November 2013 Corporates purchased the Company's remaining aged commissions receivables for cash. Additionally the Company maintains responsibility for liabilities attributable to the Purchased Assets and the assets retained by the Company ("the Retained Assets"), in each case which accrued prior to the closing date, as well as those liabilities attributable to the Retained Assets that have or may come due after the closing date. The Retained Assets at the Company will be used to satisfy any such liabilities attributable to the Company.

2. Summary of Significant Accounting Policies

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash at March 31, 2014 includes $15,778 of cash held in a demand deposit account by one major financial institution. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. At March 31, 2014, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250

(dollars in thousands)

(b) Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily represent unamortized compensation expense which is amortized over the life of the employment contracts.

(c) Doubtful Accounts Allowance

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs.

(d) Income Taxes

The Company is a single member limited liability company which is owned by a partnership, and therefore treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally disregarded entities owned by a partnership are not subject to entity level federal or state income taxation and, as such, the Company does not provide for income taxes under ASC 740, Income taxes. For income tax purposes the Company's income and/or loss is combined with that of its parent IBHNA, and is then reported on the tax return of IBNHA's two members.

3. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with administrative services (including finance, human resources, operations, accounts payable processing, legal and electronic data processing functions). At March 31, 2014, $642 was payable to an affiliate under this agreement and therefore is reflected in payable to affiliate in the Statement of Financial Condition.

4. Accrued Expenses and Other Liabilities

Accrued expenses and accounts payable at March 31, 2014 includes a reserve of $14,000 for the potential settlement of an SEC matter (see note 5), and $45 of other accrued expenses.

5. Commitments and Contingencies

Legal Proceedings

The highly regulated nature of the Company's business means that from time to time it is subject to regulatory enquiries, investigations and litigation arising from the ordinary course of business.

Such matters, when they arise, are inherently subject to many uncertainties and the Company invariably cannot predict their outcomes. As a result, the Company cannot provide assurances in

(dollars in thousands)

every instance that upon resolution of such matters, the outcome will or will not be material to its operating results and cash flows, because such assurances depend in part upon the operating results and cash flows for a particular period.

The Company notes that the SEC and the United States Department of Justice ("USDJ") have issued complaints against former employees of the Company related to conduct that occurred during their employment with the Company, and three of those employees have pled guilty to securities fraud for such conduct. The conduct of the former employees occurred during a period of time that largely pre-dates ICAP's acquisition of the Company. The SEC and the USDJ offices allege that the employees in question fraudulently concealed fees to customers. To date, no complaints or any formal charges have been issued against the Company itself, however the Company has entered into settlement discussions with the SEC, and has recorded a reserve of $14,000 related to the potential resolution of the matter. As the investigation progresses the Company continues to cooperate and provide information that is requested.

6. Fair Value of Financial Instruments

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company did not have any assets or liabilities classified as Level 3 at March 31, 2014.

The Company's cash and cash equivalents typically include short-term highly liquid money market mutual funds, which are quoted on a national exchange and therefore considered Level 1 assets. At March 31, 2014 the Company's cash and cash equivalents is comprised of $15,778 cash held in a demand deposit account.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2014 the Company did not have any transfers between Levels.

(dollars in thousands)

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

For the year ended March 31, 2014 the Company did not have any financial instruments that were not measured at fair value.

7. Regulatory Net Capital Requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit balance arising from customer transactions, as defined. At March 31, 2014, the Company's net capital was $1,091 which was $841 in excess of its minimum requirement of $250.

8. Subsequent Events

The Company has performed an evaluation of subsequent events through May 19, 2014. There have been no subsequent events that occurred during this period that would require recognition in the financial statements or disclosure as of March 31, 2014 or for the year then ended.

pwc

To the Member of LinkBrokers Derivatives LLC:

In planning and performing our audit of the financial statements of LinkBrokers Derivatives LLC (the "Company") as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member of LinkBrokers Derivatives LLC, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 19, 2014

pwc

Independent Auditor's Report

To the Member of
ICAP Corporates LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of ICAP Corporates LLC ("the Company") for the year ended March 31, 2014, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended March 31, 2014. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: The amount in 2b, $170,035 was paid with check #189964 dated October 28, 2013, for ICAP Corporates LLC half year SIPC payment. The amount in 2F, $156,178 was paid with check #192807, dated May 22, 2014, for a total assessment payment of $326,213. No differences noted.
2. Compared the Total Revenue reported on page 4 of the audited Form X-17A-5 for the year ended March 31, 2014 to the Total Revenue amount of $172,337,988 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2014. The engagement team noted no differences, other than rounding.
3. Compared adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. No additions noted in item 2b.
    b. Compared deduction on line 2 of item 2c, 'Revenues from commodity transactions,' of $41,849,269 to the Futures Revenue by Desk file.
    c. Compared deduction on line 9(i) of item 2c, 'total interest and dividend expense but not in excess of total interest and dividend income, of $3,620 to the respective trial balance accounts for interest income and expense. Total interest expense in Oracle account 61650 of $3,620 does not exceed total interest revenue of $13,129 in Oracle accounts 84010 and 84040. No exceptions noted.

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4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $130,485,099 and $326,213, respectively of the Form SIPC-7. No differences noted.
   b. Recalculated the mathematical accuracy of line 2 of item 2c, 'Revenues from commodity transactions' of $41,849,269. No differences noted.
   c. Recalculated the mathematical accuracy of line 9(i) of item 2c, 'total interest and dividend expense but not in excess of total interest and dividend income' of $3,620. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 22, 2014